AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1999.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

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                               USABancShares, Inc.
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                                (Name of Issuer)
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                          Common Stock $1.00 Par Value
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                         (Title of Class of Securities)
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                                  917289 10-0
                       ----------------------------------
                                 (CUSIP Number)
                       ----------------------------------
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                 April 19, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     THIS STATEMENT CONTAINS FIVE (5) PAGES.


SCHEDULE 13D
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
CUSIP NO.  917289-10-0                                                                            Page 2 of 5 Pages
---------------------------------------- ------------------------------------- -------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                    43-1521079
---------- --------------------------------------------------------------------------------------- -----------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*                                        (a) [_]
                                                                                                   (b) {X]

---------- --------------------------------------------------------------------------------------- -----------------

3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------- -----------------

4          SOURCE OF FUNDS*

           Not Applicable
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5          CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO o ITEMS 2(d)
           OR 2(e)

---------- --------------------------------------------------------------------------------------- -----------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
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    NUMBER OF       7        SOLE VOTING POWER

      SHARES                                NONE
------------------- -------- ---------------------------------------------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- ---------------------------------------------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER
                                            NONE
    REPORTING
------------------- -------- ---------------------------------------------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- ---------------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           NONE
---------- ------------------------------------------------------------------------------------- -------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|

---------- ------------------------------------------------------------------------------------- -------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%
---------- ------------------------------------------------------------------------------------- -------------------

14         TYPE OF REPORTING PERSON

                    IV, PN
---------- ------------------------------------------------------------------------------------- -------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement on Schedule 13D filed by the reporting person on February 23, 1998 to report ownership of shares of the Common Stock, par value $1.00 per share (the "Common Stock") issued by USABancShares, Inc. ("USAB"), 1535 Locust Street, Philadelphia, Pennsylvania 19102, is hereby amended as follows:

Item 2. Identity and Background

         No amendment with respect to this item.

Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This amended statement is being filed by Investors of America Limited Partnership to report the disposition of 115,949 shares of the Common Stock of USAB, 87,180 of which were acquired on February 13, 1998 and, subsequently, 28,769 shares acquired as a stock dividend. The aggregate selling price of the Common Stock was $1,622,650.06 less fees in the amount of $64.31.

Item 4. Purpose of Transaction

         No amendment with respect to this item.

Item 5. Interest in Securities of the Issuer

         (a-b)  None.

         (c) All transactions in the shares of Common Stock effected by Investors of America Limited Partnership are described in Exhibit 5(c) attached hereto. All such shares were sold through a broker-dealer.

         (d)  Not Applicable.

         (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on April 19, 1999. Subsequently, all shares of the Common Stock were sold.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No amendment with respect to this item.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock effected during the past sixth days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   INVESTORS OF AMERICA,
                                   LIMITED PARTNERSHIP


Date: April 27, 1999               By: /s/James F. Dierberg
                                       ----------------------
                                       James F. Dierberg, President of
                                       First Securities America, Inc.,
                                         General Partner

                                  Exhibit 5(c)

                    INVESTORS OF AMERICA LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)

SALE OF COMMON STOCK

Identity of                                 Number of              Price Per
Purchaser/            Date of Sale          Shares                   Share
Seller                                        Sold

Investors of          April 19, 1999        35,000                  $15.849
America               April 20, 1999        25,000                  $13.775
Limited               April 20, 1999        45,000                  $12.4028
Partnership           April 21, 1999         7,180                  $15.167
                      April 22, 1999         3,769                  $15.000

The common stock was sold through a broker-dealer.